Exhibit 99.1

CIBC President and CEO Gerry McCaughey announces organizational changes

•	Tom Woods Named Vice-Chairman, CIBC
•	Laura Dottori-Attanasio Named Chief Risk Officer, CIBC

TORONTO, June 11, 2013 /CNW/ - Gerry McCaughey, President and CEO of CIBC (TSX: CM) (NYSE: CM), today announced the following senior level organizational changes.

The changes, effective July 1, 2013, include:

•	Tom Woods has been named Vice-Chairman, CIBC. In this role, Mr. Woods will continue to be a member of the bank's Senior Executive Team reporting to Mr. McCaughey. He will be responsible for chairing the bank's Asset Liability Committee; acting as lead liaison with the bank's regulators; and being an active member of the bank's business strategy group. In addition, Mr. Woods will participate as a CIBC-designated director in the bank's strategic investments and partnerships and will also be responsible for generating new and enhancing existing CIBC-wide client relationships. Mr. Woods has been at CIBC since 1977, most recently as Chief Risk Officer and previously as Chief Financial Officer.
•	Laura Dottori-Attanasio has been named Chief Risk Officer, CIBC. In this role, Ms. Dottori-Attanasio will join the bank's Senior Executive Team reporting to Mr. McCaughey. She will be responsible for leading and overseeing the bank's Risk function and chairing the bank's Capital and Risk Committee. Ms. Dottori-Attanasio was most recently Global Head of Corporate Credit Products where she was responsible for all credit activities at CIBC's wholesale bank. Ms. Dottori-Attanasio has over 20 years of experience in the finance sector. Before joining CIBC, she was with one of Canada's chartered banks where she held a number of senior executive positions.

"Tom and Laura are proven leaders who have contributed to the execution of CIBC's strategy and our performance," said Mr. McCaughey. "I look forward to continuing to work with them as we further evolve our client centric strategy consistent with our lower risk bank profile and our goal of delivering consistent and sustainable earnings."

CIBC is a leading North American financial institution with more than 11 million personal banking and business clients. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, and has offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

SOURCE: CIBC

%CIK: 0001045520

For further information:

Kevin Dove, Communications and Public Affairs at 416-980-8835, kevin.dove@cibc.com.

CO: CIBC

CNW 15:07e 11-JUN-13